EXHIBIT 23.3
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of The PNC Financial Services Group, Inc. for the registration of 1,800,000 shares of its common stock and to the incorporation by reference therein of our report dated February 13, 2008 (except Note 27, as to which the date is November 12, 2008) with respect to the consolidated financial statements of National City Corporation, and our report dated February 13, 2008 with respect to the effectiveness of internal control over financial reporting of National City Corporation, included in The PNC Financial Services Group, Inc.’s Current Report (Form 8-K) dated December 2, 2008, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Cleveland, Ohio
December 17, 2008